Exhibit 12.1
FEDERAL SIGNAL CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
MARCH 2010
($ in millions)

	2009	2008	2007	2006	2005
Pre-tax income	$22.3	$20.7	$47.1	$34.9	$36.0
Interest expense	11.4	15.3	18.5	17.0	14.3
Rental expense	10.5	9.5	8.3	3.9	4.1

Earnings	44.2	45.5	73.9	55.8	54.4
Fixed Charges	21.9	24.8	26.8	20.9	18.4

Ratio of Earnings to Fixed Charges	2.02	1.83	2.76	2.67	2.96